March 19, 2021

Robert A. Rositano, Jr.

Chief Executive Officer

Friendable, Inc.

1821 S. Bascom Ave., Suite 353

Campbell, CA 95008

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Jan Woo; Amanda Kim;

19nd Stephen Krikorian

Washington, D.C. 20549

Re: Friendable, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed March 5, 2021

File No. 024-11427

Dear Ms. Woo,

We have reviewed your response letter, dated March 17, 2021, and have made the requested adjustment. Below is a detailed response to your letter and enclosed is a revised Offering Circular. Please let us know if you have any further concerns.

1.	In response to the Staff´s comment, we added the following risk factor to the risk factor section:

We had substantial client concentration with one technology services client, on a per contract basis, accounting for approximately 99% of our revenues through 2020 and, although we may continue to work with this client in the future, we do not anticipate doing so and thus face an inherent risk of not being able to sustain operations from our remaining Fan Pass business segment alone.

To date, the Company’s revenue has been almost entirely dependent on technology services contracts with one client, Answering Legal, to support operations until the Fan Pass subscription and merchandising segment of our business gained traction. At this time, our Fan Pass subscription and merchandising segment of our business is growing, and we are reducing our dependence on Answering Legal. While we anticipate being able to gain new technology services contracts from clients to offset our operating expenses, we may need to obtain additional debt and/or equity financing in the interim and may continue to incur substantial operating losses, depending on the traction our Fan Pass subscription and merchandising segment gains in 2021. There are inherent risks whenever a large percentage of total revenues are concentrated with one primary client and when that client is no longer anticipated to be the primary source of revenue for a company. Nonetheless, we are hopeful about the Fan Pass subscription and merchandising segment of our business in 2021. As a general matter, it is not possible for us to predict the future level of demand for our services that will be generated by any clients, including Answering Legal, or the future demand for the products and services of other similar clients. The loss of Answering Legal as a primary source of revenue or the failure to retain similar clients generally could negatively affect our revenues and results of operations and/or the trading price of our common stock.

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Please let us know if you require anything further. We would very much appreciate your assistance qualifying this offering before March 31, 2021. Thank you for your attention.

Sincerely, Robert A. Rositano, Jr. Chief Executive Officer Friendable, Inc.

Cc: Jonathan D. Leinwand

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